Mail Stop 3561

      August 5, 2005


Via U.S. Mail and Fax
James F. Geiger
Chairman, President, and CEO
Cbeyond Communications, Inc.
320 Interstate North Parkway, Suite 300
Atlanta, Georgia 30339

	Re:	Cbeyond Communications, Inc.
		Amendment No. 2 to Form S-1
		Filed July 27, 2005
		File No. 333-124971

Dear Mr. Geiger:

      We have reviewed your filing and response letter filed on July
27, 2005 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the black-line version of the second amendment to the Form S-1.

      We welcome any questions you may have about our comments or on
any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.
*	*	*	*

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Stock-based compensation, page 51

1. Please refer to prior comment 7. Expand your disclosure to address how you determined the value of your common stock for stock options granted in February 2005. Disclose whether this valuation was contemporaneous or retrospective.
2. For each stock option grant executed in the twelve months prior to the most recent balance sheet date included in the registration statement, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts.

3. Expand the discussion of internal valuations you performed for options granted during the twelve months prior to March 31, 2005 to more clearly describe the technique used and identify the specific grants where you relied on an internal valuation. Also address the following:

* For each of the valuation methods used, disclose the significant assumptions or factors applied. For example, disclose the discount rate used in the discounted cash flow analysis and how you determined the appropriate discount rate. Disclose any other discounts you applied such as for marketability discounts or minority interest discounts.

* Where you used more than one method in the valuation estimate as described at page 51, disclose how you evaluated the results of each method to arrive an estimated fair value.

4. We note that you refer on page 51 to the engagement of independent valuation specialists to perform valuations of your common stock.
While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert.

5. We may have additional comments when you include the estimated offering price in the document and reflect the execution of the stock split.


*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


								Sincerely,



      Larry Spirgel
								Assistant Director






cc:	Joel Trotter, Esq.
	Latham & Watkins LLP
	Via Facsimile: (202) 637-2202

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James F. Geiger
Cbeyond Communications, Inc.
August 5, 2005
Page 1